

July 14, 2011

<u>Via US Mail</u>
Mr. Robert Tick
Chief Financial Officer
Nutrastar International Inc.
7/F Jinhua Mansion
41 Hanguang Street
Nangang District, Harbin, 150080
People's Republic of China

> **Re:** **Nutrastar International Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 29, 2011**
> **File No. 0-52899**

Dear Mr. Tick:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis and Financial Condition and Results of Operations</u>

<u>Results of Operations, page 30</u>

1. Please also provide a more detailed explanation for reasons for the increase in revenues for 2010, including comparisons of your selling prices in 2009 vs. 2010. We note from page F-36 that you substantially increased your sales to Lai En Century. Discuss this increase in your response.

2. We have noted that your gross margin has increased from approximately 70% in 2009 to approximately 81% in 2010, please tell us how your gross margin and operating margin compares to your competitors and if it is significantly higher or lower than your competitors, please tell us why this is reasonable.

3. You have noted that you have a dedicated research and development team, but your research and development expenses are insignificant to your revenues. Please tell us how your R&D expenses compare to your competitors, and tell us how even with limited R&D expenses, that you have been able to make significant increases in revenues.

Liquidity and Capital Resources, page 31

4. We note that you have substantial cash on hand as of December 31, 2010 and December 31, 2009 in comparison to your expenses and capital expenditures. Further we note that you have been earning substantial and increasing net income and cash inflows from operations. Therefore tell us the business rationale and the intended use for the private placements offerings that occurring in the fiscal years ended 2010 and 2009.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director